February 6, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:         M-tron Industries, Inc.

Registration Statement on Form S-3

File No. 333-284635

Ladies and Gentlemen:

On behalf of M-tron Industries, Inc. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby respectfully request acceleration of the effective date of the Registrant’s Registration Statement on Form S-3 (File No. 333-284635), so that it will be declared effective on Tuesday, February 11, 2025 at 6:00 a.m. Eastern Time, or as soon thereafter as is practicable.

Please contact our legal counsel, Taylor K. Wirth, of Barnes & Thornburg LLP at (615) 621-6010, if you have any questions concerning this request.

Very truly yours,

M-tron Industries, Inc.

By:	/s/ Cameron Pforr
CAMERON PFORR
Chief Financial Officer